SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Listed Company
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

Votorantim Celulose e Papel (“VCP”), pursuant to the applicable laws and regulations of Brazil, communicates that, at the October 22nd meeting of its Board of Directors, Mr. Paulo Prignolato was elected to occupy the position of Chief Financial and Investor Relations Officer with his mandate to begin November 1st 2008.

Mr. Paulo Prignolato has a degree in Metallurgy Engineering from the Engineering University of Mauá and 21 years of professional experience. He began his career at Confab and joined Votorantim Group in 1997. He was the Financial Controller of Votorantim International in Netherlands, from 1997 to 2002, General Manager-Corporate Finance of the Votorantim Group from 2002 to 2004 and thereafter the Chief Financial Officer of Citrovita (Votorantim Agribusiness).

São Paulo, October 22, 2008.

José Luciano Duarte Penido
CEO and Investor Relations Officer
Votorantim Celulose e Papel S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 17, 2008	By:	/s/ José Luciano Duarte Penido
José Luciano Duarte Penido
Title Chief Executive Officer